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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For      PRESS RELEASE ISSUED ON APRIL 15, 2002
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         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
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         (Translation of Registrant's Name into English)

         612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
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              (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F _______                      Form 40-F    X
                                                 -------


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes  _____                                No    X
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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.       Press Release issued on April 15, 2002 (#04/02).




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[GRAPHIC OMITTED]                                        [GRAPHIC OMITTED]


APRIL 15, 2002                                                            04/02

FOR IMMEDIATE RELEASE                                               page 1 of 3


          QUEBECOR WORLD INC. AND AGFA-GEVAERT NV. ANNOUNCE SIGNING OF LARGE SCALE AGREEMENT ON DELANO, AN INNOVATIVE PRINT PROJECT
                      MANAGEMENT AND COMMUNICATION SYSTEM.


IPEX BIRMINGHAM, UK, MORTSEL, BELGIUM AND MONTREAL, CANADA - At IPEX Agfa-Gevaert NV. (AGFAt.BR / AGEG.DE) and Quebecor World Inc. (NYSE, TSE: IQW) today announced that both parties have reached an agreement on the deployment of the jointly developed AGFA DELANO software in several Quebecor World printing and pre-press operations worldwide.

AGFA DELANO is the result of a special business relationship between Agfa and Quebecor World. The world's largest print media services company approached Agfa, the leading supplier of pre-press solutions about creating a web enabled, server based software suite to facilitate communication and process management between pre-press and print professionals, creatives and customer support personnel.

The AGFA DELANO suite of products was developed by combining Quebecor World's leading business know-how and the breadth and depth of Agfa's software development expertise to address the wide ranging needs of Quebecor World's global operations.

The  initial  design  and  development  started  under the  leadership  of Image
Building NV of Antwerp, an advanced design, prepress and digital services company, with which Agfa has been doing business since 1995. In the summer of 2001 Agfa acquired a 70% share in the company.

DELANO provides real time information on the status of all projects at every stage - first customer contact, prepress, printing, post-press activity - and workflow analysis. AGFA DELANO is designed to further reduce costs and streamline the entire publishing and print production processes, regardless of the brand of the workflow systems in use.


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FOR IMMEDIATE RELEASE                                               page 2 of 3

Delano will further enhance Quebecor World's competitive leadership by strengthening relations with publishers and print buyers. Customers will benefit from this new class of business tools that dramatically improve workflow and production management. Through active collaboration, improved communications and active partnership with its customers Quebecor World will be able to optimize its services to its customers resulting in increasingly faster response times.

"Quebecor World is delighted to have reached this stage with Agfa. We have identified significant potential for the streamlining of our operations with the deployment of Agfa's solution. We developed a novel relationship with the Agfa team. Their willingness to immerse themselves in our thinking and in our operations made Delano possible," said David Blair, Quebecor World's Corporate Vice President Manufacturing, Technology and Environment.

"We worked hard in understanding and meeting the needs of a leader like Quebecor World. It has been a rewarding journey for Agfa, as it enabled us to jointly analyse the inner working in the relationship between publishing, prepress and printing in the making of print products and print communications. The relationship with Quebecor World in North America, Europe and Latin America has been extremely valuable. It's amazing what creative minds with a vision from Quebecor World, Image Building and Agfa could produce", said Etienne Van Damme Senior Vice President of Business Development and Strategic Marketing at Agfa.


ABOUT QUEBECOR WORLD INC.
Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. The Company has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Belgium, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India. Web address: WWW.QUEBECORWORLD.COM
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FOR IMMEDIATE RELEASE                                               page 3 of 3


ABOUT AGFA
The Agfa-Gevaert Group is one of the world's leading imaging companies. Agfa develops, manufactures and markets analogue and digital systems, intended mainly for the graphics industry, healthcare, non-destructive testing, micrographics, motion picture and photography markets. Agfa's headquarters are in Mortsel, Belgium. The company is active in 40 countries and has 120 agents throughout the world. Together they achieved a turnover of 4,911 million Euros in 2001. Product and company information can be found on Agfa's home page on the World Wide Web at: WWW.AGFA.COM.
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                                      -30-


FOR FURTHER INFORMATION CONTACT:

For Quebecor World Inc.:

Tony Ross
Director, Communications
Quebecor World Inc.
Tel.: +1 514 877 5317
         (800) 567 7070

For Agfa-Gevaert NV.:

Marc Verbiest
Public Relations Manager
Agfa Graphic Systems
Tel.: +32 3-444-4101
E-mail: mverbiest@agfapress.com
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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    QUEBECOR WORLD INC.



                            By:       /s/ Marie D. Hlavaty
                                    -------------------------------------------
                            Name:   Marie D. Hlavaty
                            Title:  Vice President, General Counsel & Secretary



Date: April 15, 2002